EXHIBIT 99.1

United Bank continues to grow and be profitable.  For the first six months of 2007, Net Income was $1,373,383 and assets ended the period at $403,450,962.   Capital continues to be strong at $39,880,644 or 9.88% of total assets.  Balance sheet growth was strong as deposits expanded by 11.97%.  Profits showed a decline from $2.0 million due to Net Interest Margin compression and substantial, strategic investments in facilities and people. These investments are being made to provide the structure necessary to support the delivery of services to our customers.

During the last year the bank has opened one new office in Magnolia Springs, Alabama and is in the process of building or acquiring an additional six locations, either in new markets or as replacements for temporary buildings.  Permanent replacements are in process for the existing Jay, Florida and Summerdale, Alabama locations.  The Jay and Summerdale facilities should open late in the third quarter. New branch buildings will be constructed and open in 2008 in Spanish Fort and Loxley, Alabama as well as Milton, Florida.  We have acquired an existing building in Pace, Florida, and it will be opening in late 2007.

Our focus and priority continues to be providing solutions that will assist our customers in making timely and wise choices.  We are also making the delivery of these solutions more convenient to our growing client base through new locations and internet offerings.

Sales of United Bancorporation of Alabama, Inc. common stock has been reported at $20.00 per share with some shares available. If interested please contact Tina Brooks for more information. As always we appreciate your support of the bank. We encourage our owners to also be customers. If we can be of service, please do not hesitate to contact us.

Robert R. Jones, III

President  & CEO

STATEMENT OF CONDITION

At the close of business June 30

(Unaudited)

(000's)

	2007	2006
ASSETS
Cash & due from banks	$15,176	$15,712
Federal funds sold	3,577	18,391
Investment securities	109,123	75,753
Loans, net	251,294	244,618
Banks premises & equipment, net	12,718	8,418
Accrued interest receivable & other assets	11,563	9,838
TOTAL ASSETS	$403,451	$372,730
LIABILITIES & STOCKHOLDERS' EQUITY
Deposits	$320,056	$285,840
Repurchase agreements	34,197	44,961
Other borrowed funds	7,190	12,265
Accrued interest payable & other liabilities	2,127	349
Total Liabilities	363,570	343,415
Stockholders' Equity
Class A common stock, authorized 2,500 shares of $10.00 par value; 2,500 shares issued and outstanding.	25	25
Class B common stock, authorized 5,000 shares of $1.00 par value; 3,000 shares issued and outstanding.	3	3
Surplus	13,083	4,154
Retained Earnings	26,770	25,133
Total stockholders' equity	39,881	29,315
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$403,451	$372,730